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S.   ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43035

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City   New Jersey   07311-4011
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Dower   (212) 513-4443
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 5th Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 1 REC'D
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2).SEC 1410 (3-91)



First Brokers Securities LLC
Table of Contents
December 31, 2018

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert H. Dower, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to First Brokers Securities LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn
to before me

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County 2022
Commission Expires October 7, _____

First Brokers Securities LLC
Index
December 31, 2018



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Brokers Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Brokers Securities LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Brokers Securities LLC's management. Our responsibility is to express an opinion on First Brokers Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Brokers Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company LLP

We have served as First Brokers Securities LLC's auditor since 2018.
New York, New York
February 4, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	4,686,596
Receivable from clearing broker, net		3,609,547
Property and equipment, net of accumulated depreciation and amortization of $210,052		1,850,157
Prepaid expenses and other assets		641,888
Total assets	$	10,788,188

Liabilities and Members' Equity

Liabilities

Accrued compensation and related expenses	$	2,552,170
Accounts payable and accrued expenses		916,708
Payable to affiliate		18,570
Total liabilities		3,487,448

Commitments and contingencies (Note 11)

Members' equity		7,300,740
Total liabilities and members' equity	$	10,788,188

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities. The Company established a branch office in Juno Beach, Florida during 2018.

    The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Broker Holdings North America ("IBHNA").

    Brokerage Capacities

    With regard to certain products, the Company acts in the capacity of either "matched principal" or "name give-up."

    When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part of reciprocal back-to-back trades.

    When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

    Unmatched Principal Transactions

    The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, the following scenarios:

    (1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

    (2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

    (3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

    In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss.

2.   **Summary of Significant Accounting Policies**

(a) **Basis of Presentation**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(b) **Principal Transactions**

All principal transactions are recorded on a trade date basis.

(c) **Cash**

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2018, the Company has no cash equivalents.

(d) **Fair Value**

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

First Brokers Securities LLC
Notes to Statement of Financial Condition
December 31, 2018

2. **Summary of Significant Accounting Policies (continued)**

    Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at estimated fair value in accordance with US GAAP.

3. **Employee Benefits**

    The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. **Securities Owned and Securities Sold Not Yet Purchased**

    As more fully described in Note 1, from time-to time the Company may hold securities positions arising from unmatched principal transactions. The Company seeks to reduce the liquidity risk associated with these positions by selling certain securities that are not yet purchased. When these situations occur the Company's statement of financial condition will reflect securities owned as well as securities sold, not yet purchased. Securities sold not yet purchased consists mainly of US Treasury debt securities that serve as a hedge against corporate debt securities that may be owned. All of the corporate debt securities and the US Treasury debt securities are classified as level 2 securities within the fair value hierarchy. At December 31, 2018, there were no securities owned or securities sold, not yet purchased.

5. **Property and Equipment**

    Property and equipment are depreciated using the straight line method and are comprised of the following as of December 31, 2018:

		Estimated Useful Lives
Telephone and computer equipment	$ 402,950	3 to 5 years
Furniture and fixtures	40,986	3 to 5 years
Leasehold improvements	1,410,963	Term of Lease
Software - work in progress	205,310	3 to 5 years
	2,060,209	
Accumulated depreciation and amortization	(210,052)	
	$ 1,850,157	

6. **Related Party Transactions**

The Company entered into agreements whereby subsidiaries of the minority owner provide certain services to the Company. The payable to affiliate of approximately $19,000 consists of $12,000 for system support and $7,000 for disaster recovery.

Prepaid expenses and other assets include advances to employees totaling approximately $122,000 at December 31, 2018. Certain advances bear interest at the prime rate (currently 4.25% at December 31, 2018).

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

As of December 31, 2018, the Company has a payable of approximately $1.5 million to related parties of First Brokers Securities LLC, which is included in accrued compensation and related expenses on the statement of financial condition.

7. **Due from Clearing Broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $2,000,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition (see Note 11).

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

8. **Revolving Note and Cash Subordination**

On February 1, 2015, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICAP Securities USA LLC, an affiliate of IBHNA. The Agreement creates a $5,000,000 line of credit with a draw down period that expires on January 31, 2020 and requires that any advances under the Agreement be repaid by no later than January 31, 2021. The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available for net capital purposes. During the year ended December 31, 2018, the Company did not borrow against this Agreement.

9. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2018, the Company's net capital was approximately $5,592,000 which was approximately $5,342,000 in excess of its minimum requirement of $250,000.

First Brokers Securities LLC
Notes to Statement of Financial Condition
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

10. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker and in addition all of the Company's securities owned and its securities sold but not yet purchased are carried by this single clearing broker-dealer. Within each of the securities categories are significant amounts of securities issued by few issuers. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances exceed FDIC limits.

11. Commitments and Contingencies

On June 30, 2017, the Company entered into a new lease of its office space under a lease that commenced on November 16, 2017 and expires on December 31, 2027. Under the terms of this lease, the Company is obligated to pay escalation rentals for certain operating expenses and real estate taxes and contains a termination option after seven (7) years and two (2) months with a written notification twelve full months prior to the termination date and the payment of $506,560.

Minimum future rental payments under the lease, exclusive of escalation charges, are approximately as follows:

Year ending December 31:		
2019	$	549,000
2020		560,000
2021		572,000
2022		583,000
2023		595,000
Thereafter		2,500,000
	$	5,359,000

To encourage the Company to enter into the new lease, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $598,450 to build-out the office space to the Company's specifications. The payment was received from the landlord on May 30, 2018 and is being amortized concurrently with fixed asset leasehold depreciation.

As of December 31, 2018, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is $136,631 and is included in accounts payable and accrued expenses in the statement of financial condition.

An amendment to the clearing agreement, dated April 10, 2018, set the Company's required clearing deposit to $2,000,000.

12. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2018 through February 4, 2019, the date the financial statements were available to be issued and determined there are no subsequent events that occurred during this period that would require recognition or disclosure in these financial statements.

13. **Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company evaluated the effect of the ASU, and determined there is no material effect on members' equity, related disclosures or on net capital as a result of the SEC's no action letter on this topic.